Exhibit 99.1

SHANGHAI, China, May 1, 2019 (GLOBE NEWSWIRE) – Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ:ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced that it has commenced an underwritten public offering of 5,000,000 American depositary shares (“ADSs”), each representing one ordinary share of the Company. All ADSs will be offered by Zai Lab. In addition, Zai Lab expects to grant the underwriters a 30-day option to purchase up to 750,000 additional ADSs.

J.P. Morgan, Citigroup, Jefferies and SVB Leerink are acting as joint book-running managers for the offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.

The offering will be made pursuant to a shelf registration statement on Form F-3ASR, which became automatically effective upon filing with the U.S. Securities and Exchange Commission (“SEC”) on March 29, 2019. A preliminary prospectus supplement related to the proposed ADS offering is being filed with the SEC.

Copies of the registration statement on Form F-3ASR, the preliminary prospectus supplement and the accompanying prospectus may be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204 or email: prospectus-eq_fi@jpmchase.com, (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or telephone: 1-800-831-9146 (iii) Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 1-877-821-7388, or by email at Prospectus_Department@jefferies.com or (iv) SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, telephone: 1-800-808-7525 ex. 6132 or email: syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and addressing unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.”

Forward-looking statements are based on Zai Lab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the U.S. Securities and Exchange Commission. Zai Lab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

ZAI LAB CONTACTS:

Zai Lab
Billy Cho

+86 21 6163 7322

billy.cho@zailaboratory.com

Media: Nancie Steinberg & Robert

Flamm Burns McClellan, on behalf of Zai

Lab

212-213-0006, ext. 318, nsteinberg@burnsmc.com

212-213-0006, ext. 364, rflamm@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 364, jsteier@burnsmc.com